Filed Pursuant to Rule 424(b)(4)
Registration No. 333-128170

P R O S P E C T U S

3,436,050 Shares

Inter Parfums, Inc.

Common Stock

$15.50 per share

     One of the selling stockholders named in this prospectus is selling 3,436,050 shares. Two other selling stockholders have granted the underwriters an option to purchase up to an aggregate of 515,408 additional shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of the shares by the selling stockholders.

     Our common stock is quoted on the Nasdaq National Market under the symbol “IPAR.” The last reported sale of our common stock as reported on the Nasdaq National Market on October 25, 2005 was $16.74 per share.

     Investing in our common stock involves risks. For more information, please see “Risk Factors” beginning on page 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$15.500	$53,258,775
Underwriting Discount	$0.775	$2,662,939
Proceeds to Selling Stockholders (before expenses)	$14.725	$50,595,836

The underwriters expect to deliver the shares to purchasers on or about October 31, 2005.

Citigroup

Oppenheimer & Co.	SG Cowen & Co.

October 25, 2005

BURBERRY
BRIT
THE FRAGRANCE FOR WOMEN
© BURBERRY LIMITED BURBERRY.COM

BURBERRY
BRIT
THE FRAGRANCE FOR MEN
© BURBERRY LIMITED BURBERRY.COM

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

     This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

     To the extent that the offer of the shares is made in any European Economic Area, or EEA, member state that has implemented Directive 2003/71/EC (such Directive, together with any applicable implementing measures in the relevant home member state under such Directive, the “Prospectus Directive”), before the date of publication of a prospectus in relation to the shares which has been approved by the competent authority in that EEA member state in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in that EEA member state in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that EEA member state within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

i

IMPORTANT NOTE REGARDING FORWARD LOOKING STATEMENTS

     This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this prospectus, the words “anticipate,” “believe,” “estimate,” “will,” “should,” “could,” “may,” “intend,” “expect,” “plan,” “predict,” “potential,” or “continue” or similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved.

     Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading “Risk Factors”. Such factors include dependence upon Burberry for a significant portion of our sales, continuation and renewal of existing license agreements, protection of our intellectual property rights, effectiveness of sales and marketing efforts and product acceptance by consumers, dependence upon third party manufacturers and distributors, dependence upon management, competition, currency fluctuation and international tariff and trade barriers, governmental regulation and possible liability for improper comparative advertising or “Trade Dress”. In addition and with respect to our recently reported agreement with The Gap, Inc. (Gap), such factors include approval of new products by Gap and sales and marketing efforts of Gap.

     These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth herein may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

     Unless the context otherwise requires, the terms “Inter Parfums,” “we,” “our,” “us,” and “the company” refer to Inter Parfums, Inc., a Delaware corporation.

ii

SUMMARY

     The following summary is qualified in its entirety by and should be read together with the more detailed information and audited financial statements, including the related notes, contained or incorporated by reference in this prospectus.

Our Business

     Inter Parfums is a worldwide marketer of prestige perfumes and mass market perfumes, cosmetics and health and beauty aids. We operate in the fragrance and cosmetic industry, and manufacture, market and distribute a wide array of fragrances, cosmetics and health and beauty aids. We specialize in prestige fragrances with a focus on licensed designer brands.

     Prestige fragrances represent over 80% of our total sales. Our brand name portfolio, which has steadily increased, is now essentially comprised of nine brand names, each of which has a variety of product lines. Burberry is our leading prestige brand name, as sales of Burberry products represented 62%, 56% and 41% of net sales for the years ended December 31, 2004, 2003 and 2002, respectively.

     Our prestige products focus on niche brands with a devoted following. By concentrating in markets where the brands are known, Inter Parfums has had many successful launches. We typically launch new fragrance families for our brands every 2-3 years, with some frequent “seasonal” fragrances introduced as well.

     The creation and marketing of each product line are intimately linked with the brand’s name, its past and present positioning, customer base and, more generally, the prevailing market atmosphere. Accordingly, we generally study the market for each proposed product line for almost a full year before we introduce any new product into the market. This study is intended to define the general position of the line and more particularly its fragrance, bottle, packaging and appeal to the buyer. In our opinion, the unity of these four elements of the marketing mix makes for a successful product.

     The recent signing of our exclusive agreement with Gap (see “—Recent Developments”) to develop and provide fragrance and personal care products to be sold in approximately 1,390 Gap and 462 Banana Republic retail stores in the U.S. and Canada (number of stores as reported by Gap at April 30, 2005) will establish our entry point into the “specialty retail” market.

     Over the past five years, we have grown our business at both the topline and the bottomline. We have grown from $87.1 million in sales in 1999 to $236.0 million in 2004, representing a compounded annual growth rate of 22.1% . During the same period, our net income grew from $4.8 million in 1999 to $15.7 million in 2004, representing a compounded annual growth rate of 26.6% . Our management targets long term sales growth of approximately 10% (measured on an annual basis) and long term net income growth of approximately 12-15% (measured on an annual basis). There can be no assurance that we will achieve these targets in any particular period, or at all, however.

     Our worldwide headquarters are located at 551 Fifth Avenue, New York, New York 10176, and our telephone number is (212) 983-2640.

Our Prestige Products

     Primarily through our 74% owned subsidiary in Paris, Inter Parfums, S.A., we have sought to build a portfolio of luxury brand names, primarily through licensing agreements, or through direct acquisition of brand names. Under license agreements, we obtain the right to use the brand name, create new fragrances and packaging, determine positioning and distribution, and market and sell the licensed products, in exchange for the payment of royalties. Our rights under license agreements are also generally subject to certain minimum sales requirements and advertising expenditures.

     Prestige Fragrances

     BURBERRY -- Burberry is our leading prestige fragrance brand and we operate under an exclusive worldwide license with Burberry Limited that was originally entered into in 1993 and replaced by a new agreement in 2004.

     We have had significant success in introducing new fragrance families under the Burberry brand name. We have introduced several fragrance families including Burberry London, Burberry Week End, Burberry Touch and Burberry Brit. Successful distribution has been achieved in more than a hundred countries around the world by differentiating the positioning and target consumer of each of the families. Our success is evidenced by a 31% five-year compounded annual growth rate in sales of fragrances under the Burberry brand since 1999.

     Our most recent fragrance family, Burberry Brit, of which the women’s scent was launched in fall 2003 and the men’s scent launched in fall 2004, has received much industry recognition. Burberry Brit for Women was named the Fragrance of the Year in the Women’s Luxe category at the Annual Fragrance Foundation FiFi Awards in 2004. Burberry Brit for Men received two awards at the Annual Fragrance Foundation FiFi Awards in April 2005 for Best Men’s Fragrance in the Luxe category and for Best Print National Advertising Campaign of the Year. Burberry Brit Red was awarded a FiFi in April 2005 for Best Women’s Fragrance in the Nouveau Niche category. As the Burberry brand continues to develop and expand by attracting new customers, the Burberry fragrance portfolio follows suit expanding and continuing to post sales growth years after launches. Burberry Brit Gold - limited edition is scheduled for a holiday launch in 2005.

     LANVIN -- In June 2004, Inter Parfums S.A. and Lanvin S.A. signed a worldwide license agreement to create, develop and distribute fragrance lines under the Lanvin brand name. A synonym of luxury and elegance, the Lanvin fashion house, founded in 1889 by Jeanne Lanvin, expanded into fragrances in the 1920s. Today, Lanvin fragrances occupy important positions in the selective distribution market in France, Europe and Asia, particularly with the lines Arpège (created in 1927), Lanvin L’Homme (1997) and Eclat d’Arpège (2002). Our first Lanvin fragrance, Arpège pour Homme, is set for a late 2005 debut. Arpège by Lanvin won the honor of entering the Fragrance Hall of Fame at the 2005 FiFi Awards, an honor given to the best fragrance sold for at least 15 years that has been revitalized.

     PAUL SMITH -- We signed an exclusive license agreement with Paul Smith in December 1998, our first designer fragrance, for the creation, manufacture and worldwide distribution of Paul Smith perfumes and cosmetics. Paul Smith is an internationally renowned British designer who creates fashion with a clear identity. Paul Smith has a modern style which combines elegance, inventiveness and a sense of humor and enjoys a loyal following, especially in the UK and Japan. Fragrances include: Paul Smith, Paul Smith Extreme and Paul Smith London. Paul Smith London for Men was awarded a FiFi award in April 2005 for Best Men’s Fragrance in the Nouveau Niche category.

     S.T. DUPONT -- In June 1997, we signed an exclusive license agreement with S.T. Dupont for the creation, manufacture and worldwide distribution of S.T. Dupont perfumes. Fragrances include: S.T. Dupont Paris, S.T. Dupont Essence Pure and L’Eau de S.T. Dupont. A new fragrance line for men is under development, tentatively scheduled for launch in 2006.

     CHRISTIAN LACROIX -- In March 1999, we entered into an exclusive license agreement with the Christian Lacroix Company, formerly a division of LVMH Moet Hennessy Louis Vuitton S.A., for the worldwide development, manufacture and distribution of perfumes. For us, this association with a prestigious fashion label is another key area for growth which we expect will further strengthen our position in the prestige fragrance market. Our fragrances include: Eau Florale, Bazar and Bazar Summer Fragrance. This summer (2005), we launched a new fragrance family, Tumulte, for the Christian Lacroix brand for both men and women.

     CELINE -- In May 2000, we entered into an exclusive worldwide license agreement for the development, manufacturing and distribution of fragrance lines under the Celine brand name with Celine, a division of LVMH Moet Hennessy Louis Vuitton S.A. Celine, a French luxury fashion and accessory company is known throughout the world for its luxury and quality products. This agreement is an important part of Celine’s strategy to develop dynamic brand recognition and to offer a varied range of luxury items to an international clientele. Fragrances include: Celine, Oriental Summer and Fever.

     Prestige Skin Care and Color Cosmetics

     NICKEL -- In April 2004 Inter Parfums, S.A. acquired a 67.5% interest in Nickel S.A. Established in 1996 by Philippe Dumont, Nickel has developed two innovative concepts in the world of cosmetics: spas exclusively for male customers and skin care product lines for men. The Nickel range of some 15 skin care products for the face and body is sold through prestige department and specialty stores primarily in France, the balance of Western Europe and in the United States, as well as through our men’s spas in Paris and New York.

     DIANE VON FURSTENBERG -- In May 2002 we entered into an exclusive worldwide license agreement with Diane von Furstenberg Studio, L.P. for the development, manufacturing and distribution of fragrance, cosmetics, skin care and related beauty products, to be sold under the Diane von Furstenberg, DVF, Diane von Furstenberg The Color Authority and Tatiana brand names. DVF represents our first line of prestige cosmetics.

Our Mass Market Products

     Our mass market products are comprised of alternative designer fragrances, cosmetics, health and beauty aids and personal care products. We produce and market a complete line of alternative designer fragrances and personal care products that sell at a substantial discount from their brand name counterparts. Our alternative designer fragrances are similar in scent to highly advertised designer fragrances that are marketed at a higher retail price. Our mass market fragrance brands include several proprietary brand names as well as licenses for the names Jordache and Tatiana. We also market our Aziza line of low priced eye shadow kits, mascara, and pencils, focusing on the young teen market. In 2001, we introduced a new line of mass market health and beauty aids under our Intimate brand name consisting of shampoo, conditioner, hand lotion and baby oil. We distribute this line to the same mass market retailers and discount chains as our Aziza cosmetic line.

Business Strategy

     Focus on prestige beauty brands. Prestige beauty brands contribute significantly to our growth. Over the past few years, prestige brands have accounted for a larger portion of our business — 84% of total business in 2004 from 68% in 2002. We focus on developing and launching quality fragrances utilizing internationally renowned brand names. By identifying and concentrating in the most receptive market segments and territories where our brands are known, and executing highly targeted launches that capture the essence of the brand, Inter Parfums has had a history of successful launches. Certain fashion designers and other licensors choose Inter Parfums as a partner because the company’s size enables us to work more closely with them in the product development process as well as because of our successful track record.

     Grow portfolio brands through new product development and marketing. We grow through the creation of product line extensions within the existing brands in our portfolio. Every two to three years, we create a new family of fragrances for each brand in our portfolio. We frequently introduce “seasonal” fragrances as well. With new introductions, we leverage our ability and experience to gauge trends in the market and further leverage the brand name into different product lines in order to maximize sales and profit potential. We have had success in introducing new fragrance families (sub-brands, or flanker brands) within our brand franchises. Furthermore, we promote the smooth and consistent performance of our prestige perfume operations through knowledge of the market, detailed analysis of the image and potential of each brand name, a “good dose” of creativity and a highly professional approach to international distribution channels.

     Continue to add new brands to our portfolio, through new licenses or acquisitions. Prestige brands are the core of our business — we intend to add new prestige beauty brands to our portfolio. Over the past decade, we have built our portfolio of well-known prestige brands through acquisitions and new license agreements. We intend to further build on our success in prestige fragrances and pursue new licenses and acquire new brands to strengthen our position in the prestige beauty market. We identify prestige brands that can be developed and marketed into a full and varied product line and, with our technical knowledge and practical experience gained over time, take licensed brand names through all phases of concept development, manufacturing, and marketing.

     Expand existing portfolio into new categories. We plan to broaden our product offering beyond the fragrance category and offer other personal care products such as skin care, cosmetics and hair care under some of our existing brands. We believe such product offerings meet customer needs and further strengthen customer loyalty. We also plan to draw upon the skin care product expertise that the Nickel team brings, as we explore other opportunities in the treatment side of the beauty business beyond the Nickel brand. Furthermore, the new license agreement with Burberry signed in 2004 extends to skin care.

     Continue to build global distribution footprint. Our business is a global business and we intend to continue to build our global distribution footprint. In order to adapt to changes in the environment and our business, we plan to modify our distribution model, which may involve the future formation of joint ventures or company-owned subsidiaries within key markets. We believe that vertical integration of our distribution network is key to the future growth of our company and that ownership of such distribution should enable us to better serve our customers’ needs in local markets and adapt more quickly as situations may determine.

     Build specialty retail beauty business through the Gap relationship. We believe the beauty industry has experienced a significant growth in specialty retail and our newly formed relationship with Gap provides an entry into this market. We will be responsible for product development, formula creation, packaging and manufacturing under Gap and Banana Republic brands. Gap, a leading international specialty retailer offering clothing, accessories and personal care products for men, women, children and babies, will be responsible for marketing and selling the newly launched product lines in its stores.

Recent Developments

Gap and Banana Republic

     On July 14, 2005, we entered into an exclusive agreement with Gap to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. This agreement marks our entry into the specialty retail store fragrance business.

     Our exclusive rights under the agreement are subject to certain exceptions. The principal exceptions are that the agreement excludes any rights with respect to outlet stores, on-line, catalog and mail-order, and stores outside the United States and Canada, although Gap has the right to expand the agreement to its outlet stores if it chooses.

     The initial term of this agreement expires on August 31, 2009, and the agreement includes an additional two-year optional term that expires on August 31, 2011, as well as a further additional two-year term that expires on August 31, 2013, in each case if certain retail sales targets are met or Gap chooses to extend the term. In addition, if the agreement is extended for the first optional term, then Gap has the right to terminate our rights under the agreement before the end of that first optional term if Gap pays an amount specified in a formula, with the right to be exercised during the period beginning on September 1, 2010 and expiring on August 31, 2011.

     Although the initial line has not been finalized, potential products include fragrance and related personal care products. The new products are expected to launch at Banana Republic in the fall of 2006 and at Gap in 2007. We have established a dedicated operating unit and have begun staffing it. Eventually, this unit will employ between 15 to 25 people. We are also engaging a third party design and marketing firm to work with us on concept and formulations. As this is an important new dimension to our business, we intend to devote the resources, human, financial and creative, that may be required to make these programs successful. Accordingly, we have budgeted between $1.5 million and $2.5 million in Gap-related start-up expenses for the second half of 2005.

2005 Guidance

     In August, we adjusted our 2005 sales and earnings guidance to factor in the aforementioned Gap-related expenses, plus the weakness in the dollar relative to other currencies, primarily to the euro. Our $280 million 2005 sales projection that we reported in May assumed that the dollar remained at current levels, which has not been the case. Assuming that the dollar remained at current levels, we announced in August that our 2005 sales were expected to come in at approximately $274 million, which represents a nearly 17% increase over 2004 sales, and that our revised net income guidance was $14.6 million or $0.71 per diluted share.

The Offering

Common Stock offered by the selling
stockholders	One of the selling stockholders, LV Capital USA, Inc.
(LV Capital), is selling 3,436,050 shares of our common
stock.

Over-Allotment option	Two of the selling stockholders, Jean Madar and
Philippe Benacin, have granted the underwriters an
option to purchase up to an aggregate of 515,408
additional shares of common stock to cover over-
allotments.

Use of Proceeds	We will not receive any proceeds from the sale of the
shares by the selling stockholders.

Nasdaq National Market Symbol	IPAR

     The information in this prospectus assumes no exercise of the over-allotment option except where otherwise noted.

RISK FACTORS

     You should carefully consider these risk factors, together with all of the other information contained or incorporated by reference in this prospectus, before you decide to purchase shares of our common stock. These factors could cause our future results to differ materially from those expressed or implied in forward-looking statements made by us. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also harm our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

We are dependent upon Burberry for a significant portion of our sales, and the loss of this license will have a material adverse effect on us.

     Burberry is our leading prestige brand name, as sales of Burberry products represented 62%, 56% and 41% of net sales for the years ended December 31, 2004, 2003 and 2002, respectively.

     In October 2004 our Paris-based subsidiary, Inter Parfums, S.A., entered into a 12.5 -year, exclusive worldwide fragrance license with Burberry Limited, effective as of July 1, 2004, which replaced the original 1993 license. This license includes an additional five-year optional term that requires the consent of both Burberry and Inter Parfums, S.A., and must be exercised, if at all, prior to December 31, 2014. In addition, Burberry has the right on December 31, 2009 and December 31, 2011 to buy back the license at its then fair market value. Further, this license provides for a termination on a change in control of either Inter Parfums, S.A., the licensee, or Inter Parfums, Inc., the guarantor.

     This license is subject to Inter Parfums, S.A. making required royalty payments (which are subject to certain minimums), minimum advertising and promotional expenditures and meeting minimum sales requirements. The new royalty rates, which are approximately double the rates under the prior license, commenced as of July 1, 2004. The new advertising and promotional expenditures, which commenced on January 1, 2005, as well as the minimum sales requirements, are substantially higher than under the prior license.

We are dependent upon the continuation and renewal of various licenses for a significant portion of our sales, and the loss of one or more licenses could have a material adverse effect on us.

     Substantially all of our prestige fragrance brands are licensed from unaffiliated third parties and our business is dependent upon the continuation and renewal of such licenses on terms favorable to us. Each license is for a specific term and may have additional optional terms. In addition, each license is subject to us making required royalty payments (which are subject to certain minimums), minimum advertising and promotional expenditures and meeting minimum sales requirements. Just as the loss of a license may have a material adverse effect on us, a renewal on less favorable terms may also negatively impact us.

If we are unable to protect our intellectual property rights, specifically trademarks and brand names, our ability to compete could be negatively impacted.

     The market for our products depends to a significant extent upon the value associated with our trademarks and brand names. We own, or have licenses or other rights to use, the material trademark and brand name rights used in connection with the packaging, marketing and distribution of our major products both in the United States and in other countries where such products are principally sold. Therefore, trademark and brand name protection is important to our business. Although most of our brand names are registered in the United States and in certain foreign countries in which we operate, we may not be successful in asserting trademark or brand name protection. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. The costs required to protect our trademarks and brand names may be substantial.

The success of our products is dependent on public taste.

     Our revenues are substantially dependent on the success of our products, which depends upon, among other matters, pronounced and rapidly changing public tastes, factors which are difficult to predict and over which we have little, if any, control. In addition, we have to develop successful marketing, promotional and sales programs in order to sell our fragrances and cosmetics. If we are not able to develop successful marketing, promotional and sales programs, then such failure will have a material adverse effect on our business, financial condition and operating results.

We are subject to extreme competition in both the prestige and mass markets.

     The market for fragrances and beauty related products is highly competitive and sensitive to changing market preferences and demands. Many of our competitors in this market (particularly in the prestige fragrance and cosmetic industry) are larger than we are and have greater financial resources than are available to us, potentially allowing them greater operational flexibility.

     Our success in the prestige fragrance and cosmetic industry is dependent upon our ability to continue to generate original strategies and develop quality products that are in accord with ongoing changes in the market. Our success in the mass market fragrance industry is dependent upon our ability to competitively price quality products and to quickly and efficiently develop and distribute new products. Our success in the mass market color cosmetics and health and beauty aids industry is dependent upon the continued positive brand recognition of our Aziza and Intimate brand names, in addition to our ability to compete on price.

     If there is insufficient demand for our existing fragrances, cosmetics and health and beauty aids, we do not develop future strategies and products that withstand competition or we are unsuccessful in competing on price terms, then we could experience a material adverse effect on our business, financial condition and operating results.

Consumers may reduce discretionary purchases of our products as a result of a general economic downturn.

     We believe that consumer spending on beauty products is influenced by general economic conditions and the availability of discretionary income. Accordingly, we may experience sustained periods of declines in sales during economic downturns, or if terrorism or diseases affect customers’ purchasing patterns. In addition, a general economic downturn may result in reduced traffic in our customers’ stores which may, in turn, result in reduced net sales to our customers. Any resulting material reduction in our sales could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon Gap to approve and sell products that we develop for Gap. In addition, we anticipate incurring expenses prior to any products being launched and the initial lines of products are not scheduled to be launched until 2006 and 2007.

     We recently reported that we entered into an exclusive agreement with Gap to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. Under the terms of such agreement, the products that we develop are subject to the approval of Gap and sales and marketing efforts of Gap.

     Although the initial line has not been finalized, potential products include fragrances and related personal care products. The new products are expected to launch at Banana Republic in the fall of 2006 and at Gap in 2007. We envision incurring staffing, product development and other start-up expenses, including those of a third-party design and marketing firm.

     If we are unable to cooperate successfully with Gap in creating successful new products, our future growth potential could be negatively impacted.

If we are unable to acquire or license additional brands, or obtain the required financing for these agreements and arrangements, the growth of our business could be impaired.

     Our future expansion through acquisitions or new product distribution arrangements, if any, will depend upon the capital resources and working capital available to us. We may be unsuccessful in identifying, negotiating, financing and consummating such acquisitions or arrangements on terms acceptable to us, or at all, which could hinder our ability to increase revenues and build our business.

We may engage in future acquisitions that we may not be able to successfully integrate or manage. These acquisitions may dilute our stockholders and cause us to incur debt and assume contingent liabilities.

     We continuously review acquisition prospects that would complement our current product offerings, increase our size and geographic scope of operations or otherwise offer growth and operating efficiency opportunities. The financing for any of these acquisitions could significantly dilute our stockholders, result in an increase in our indebtedness or both. While there are no current agreements or negotiations underway with respect to any material acquisitions, we may acquire or make investments in businesses or products in the future. Acquisitions may entail numerous integration risks and impose costs on us, including:

  difficulties in assimilating acquired operations or products, including the loss of key employees from acquired businesses;

  diversion of management’s attention from our core business;

  adverse effects on existing business relationships with suppliers and customers;

  risks of entering markets in which we have no or limited prior experience;

  dilutive issuances of equity securities;

  incurrence of substantial debt;

  assumption of contingent liabilities;

  incurrence of significant amortization expenses related to intangible assets and the potential impairment of acquired assets; and

  incurrence of significant immediate write-offs.

     Our failure to successfully complete the integration of any acquired business could have a material adverse effect on our business, financial condition and operating results.

We are dependent upon Messrs. Jean Madar and Philippe Benacin, and the loss of their services could harm our business.

     Jean Madar, our Chief Executive Officer, and Philippe Benacin, our President and Chief Executive Officer of Inter Parfums, S.A., are responsible for day-to-day operations as well as major decisions. Termination of their relationships with us, whether through death, incapacity or otherwise, could have a material adverse effect on our operations, and we cannot assure you that qualified replacements can be found. We maintain key man insurance on the lives of both Mr. Madar ($1 million) and Mr. Benacin ($2.8 million). However, we cannot assure you that we would be able to retain suitable replacements for either Mr. Madar or Mr. Benacin.

Our reliance on third party manufacturers could have a material adverse effect on us.

     We rely on outside sources to manufacture our fragrances and cosmetics. The failure of such third party manufacturers to deliver either components or finished goods on a timely basis could have a material adverse effect on our business. Although we believe there are alternate manufactures available to supply our requirements, we cannot assure you that current or alternative sources will be able to supply all of our demands on a timely basis. We do not intend to develop our own manufacturing capacity. As these are third parties over which we have little or no control, the failure of such third parties to provide components or finished goods on a timely basis could have a material adverse effect on our business, financial condition and operating results.

Our reliance on third party distributors could have a material adverse effect on us.

     We sell our prestige fragrances mostly through independent distributors specializing in luxury goods. Given the growing importance of distribution, we plan to modify our distribution model, which may involve future formation of joint ventures or company owned subsidiaries within key markets. We have little or no control over third party distributors and the failure of such third parties to provide services on a timely basis could have a material adverse effect on our business, financial condition and operating results. In addition, if we replace existing third party distributors with new third party distributors or with our own distribution arrangements, then transition issues could have a material adverse effect on our business, financial condition and operating results.

The loss of or disruption in our distribution facilities could have a material adverse effect on our business, financial condition and operating results.

     We currently have one distribution facility in Paris and one in New Jersey. The loss of one or both of those facilities, as well as the inventory stored in those facilities, would require us to find replacement facilities and assets. In addition, terrorist attacks, or weather conditions, such as natural disasters, could disrupt our distribution operations. If we cannot replace our distribution capacity and inventory in a timely, cost-efficient manner, it could have a material adverse effect on our business, financial condition and operating results.

The international character of our business renders us subject to fluctuation in foreign currency exchange rates and international trade tariffs, barriers and other restrictions.

     A portion of our Paris subsidiary’s net sales (approximately 30% in 2004) are sold in U.S. dollars. In an effort to reduce our exposure to foreign currency exchange fluctuations, we engage in a program of cautious hedging of foreign currencies to minimize the risk arising from operations. Despite such actions, fluctuations in foreign currency exchange rates for the U.S. dollar, particularly with respect to the Euro, could have a material adverse effect on our operating results. Possible import, export, tariff and other trade barriers, which could be imposed by the United States, other countries or the European Union might also have a material adverse effect on our business.

Our business is subject to governmental regulation, which could impact our operations.

     Fragrances and other cosmetics must comply with the labeling requirements of the Federal Food, Drug and Cosmetics Act as well as the Fair Packaging and Labeling Act and their regulations. Some of our color cosmetic products may also be classified as a “drug”. Additional regulatory requirements for products which are “drugs” include additional labeling requirements, registration of the manufacturer and the semi-annual update of a drug list.

     Our fragrances are subject to the approval of the Bureau of Alcohol, Tobacco and Firearms as a result of the use of specially denatured alcohol. So far we have not experienced any difficulties in obtaining the required approvals.

     Our fragrances and cosmetics that are manufactured in France are subject to certain regulatory requirements of the European Union, but as of the date of this report, we have not experienced any material difficulties in complying with such requirements.

     However, we cannot assure you that, should we develop or market fragrances and cosmetics with different ingredients, or should existing regulations or requirements be revised, we would not in the future experience difficulty in complying with such requirements, which could have a material adverse effect on our results of operations.

We may become subject to possible liability for improper comparative advertising or “Trade Dress.”

     Brand name manufacturers and sellers of brand name products may make claims of improper comparative advertising or trade dress (packaging) with respect to the likelihood of confusion between some of our mass market fragrances, cosmetics and health and beauty aids, and those of brand name manufacturers and sellers. They may seek damages for loss of business or injunctive relief to seek to have the use of the improper comparative advertising or trade dress halted. However, we believe that our displays and packaging constitute fair competitive advertising and are not likely to cause confusion between our products and others. Further, we have not experienced to any material degree, any of such problems to date.

USE OF PROCEEDS

     We will not receive any of the proceeds of the sale by the selling stockholders of the shares of common stock covered by this prospectus.

SELECTED FINANCIAL DATA

     The following selected financial data have been derived from our financial statements, and should be read in conjunction with those financial statements, including the related footnotes.

							Six months
							Ended
	Years Ended December 31,						June 30,

	2000		2001	2002	2003	2004	2004	2005

			(in thousands, except per share data)
Income Statement Data:

Net Sales	$101,582		$112,233	$130,352	$185,589	$236,047	$105,125	$132,430

Cost of Sales	53,668		60,176	71,630	95,449	113,988	52,719	57,258

Selling, General and Administrative	35,714		37,335	41,202	64,147	89,516	35,382	59,162

Operating Income	11,644		14,722	17,520	25,993	32,543	17,024	16,010

Income Before Taxes and Minority
Interest	13,539		15,456	17,581	26,632	31,638	16,751	16,087

Net Income	6,589	(1)	8,119	9,405	13,837	15,703	8,180	7,618

Net Income per Share(2):
Basic	$0.37		$0.46	$0.50	$0.73	$0.82	$0.43	$0.38
Diluted	$0.34		$0.41	$0.47	$0.69	$0.77	$0.40	$0.37
Average Common Shares Outstanding(2):
Basic	17,590		17,835	18,777	19,032	19,205	19,170	19,940
Diluted	19,501		19,936	19,948	20,116	20,494	20,596	20,449

Depreciation and Amortization	$2,362		$2,134	$2,220	$3,344	$3,988	$1,443	$2,104

(1)	Includes nonrecurring charges aggregating $0.6 million and a gain of $0.6 million, all after taxes and minority interest. The charges represent an accrual for exposure relating to pending litigation of $0.2 million and a potential tax assessment of $0.4 million. The gain represents a realized gain on the sale of marketable securities.

(2)	Adjusted for 3:2 stock splits (50% stock dividends) paid in June 2000 and September 2001.

										As at June
	As at December 31,									30,

	2000		2001		2002		2003		2004	2005

			(in thousands, except per share data)

Balance Sheet And Other Data:

Cash and Cash Equivalents and Short-
Term Investments	$27,599		$28,562		$38,290		$58,958		$40,972	$43,590

Working Capital	57,688		68,204		83,828		115,970		129,866	124,539

Total Assets	94,571		102,539		129,370		194,001		230,485	234,404

Short-Term Bank Debt	2,542		1,308		1,794		121		748	5,285
Long-Term Debt (including current
portion)	1,417		1,366		-0	-	-0	-	19,617	15,443

Stockholders’ Equity	55,061		65,091		80,916		104,916		126,509	122,302

Dividends per Share	-0	-	-0	-	$0.06		$0.08		$0.12	$0.08

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
OPERATIONS

     The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included in our Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004 and our Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005, which are incorporated by reference into this prospectus. See “Incorporation of Certain Documents by Reference” and “Where You can Find More Information About Us.” This discussion contains forward-looking statements. Please see “Important Note Regarding Forward-Looking Statements” for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview

     We operate in the fragrance and cosmetic industry, and manufacture, market and distribute a wide array of fragrances, cosmetics and health and beauty aids. We manage our business in two segments, French based operations and United States based operations. We specialize in prestige perfumes and mass-market perfumes, cosmetics and health and beauty aids. Most of our prestige products are produced and marketed by our 74% owned subsidiary in Paris, Inter Parfums, S.A., which is also a publicly traded company as 26% of Inter Parfums, S.A. shares trade on the Paris Bourse. Prestige cosmetics and prestige skin care products represent less than 5% of consolidated net sales. Our mass-market products are primarily produced and marketed by our United States operations.

     Prestige products - For each prestige brand, owned or licensed by us, we develop an original concept for the perfume, cosmetic or skincare line consistent with world market trends.

     Mass-market products - We design, market and distribute inexpensive fragrances and personal care products, including alternative designer fragrances, mass-market cosmetics and health and beauty aids.

     Our prestige product lines, which are manufactured and distributed by us primarily under license agreements with brand owners, represented approximately 88% of net sales for the first half of 2005. We have built a portfolio of brands under license, which include Burberry, S.T. Dupont, Paul Smith, Christian Lacroix, Celine, Diane von Furstenberg and Lanvin whose products are distributed in over 120 countries around the world. Burberry is our most significant license, sales of Burberry products represented 60% and 64% of net sales for the six months ended June 30, 2005 and 2004, respectively and 62%, 56% and 41% of net sales for the years ended December 31 2004, 2003 and 2002, respectively.

     We have acquired two licenses with affiliates of our strategic partner, LV Capital, a wholly-owned subsidiary of LVMH Moët Hennessy Louis Vuitton S.A. (LVMH). LV Capital owns approximately 18% of our outstanding common shares. In May 2000 we entered into an exclusive worldwide license for prestige fragrances for the Celine brand, and in March 1999 we entered into an exclusive worldwide license for Christian Lacroix fragrances. In January 2005, LVMH sold the Christian Lacroix company to an unaffiliated third party, subject to the existing license. Both licenses are subject to certain minimum sales requirements, advertising expenditures and royalty payments as are customary in our industry. We believe that our association with LV Capital has enhanced our creditability in the cosmetic industry, which should lead us to additional opportunities in our industry that might not have been otherwise available to us.

     Our mass-market product lines, which are primarily marketed through our United States operations represented 12% of sales for the six month period ended June 30, 2005 and 16% of sales for the year ended December 31, 2004, and are comprised of alternative designer fragrances, cosmetics, health and beauty aids and personal care products. These lines are sold under trademarks owned by us or pursuant to license agreements we have for the trademarks Jordache and Tatiana.

     We grow our business in two distinct ways. First, we grow by adding new brands to our portfolio, either through new licenses or out-right acquisitions of brands. Second, we grow through the creation of product line extensions within the existing brands in our portfolio. Every two to three years, we create a new family of fragrances for each brand in our portfolio.

     Our business is not very capital intensive, and it is important to note that we do not own any manufacturing facilities. Rather, we act as a general contractor and source our needed components from our suppliers. These components are received at one of our distribution centers and then, based upon production needs, the components are sent to one of several outside fillers which manufacture the finished good for us and ship it back to our distribution center.

Recent Important Events

  Gap and Banana Republic

     On July 14, 2005, we entered into an exclusive agreement with Gap to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. This agreement marks our entrée into the specialty retail store fragrance business.

     Our exclusive rights under the agreement are subject to certain exceptions. The principal exceptions are that the agreement excludes any rights with respect to outlet stores, on-line, catalog and mail-order, and international stores outside Canada, although Gap has the right to expand the agreement to its outlet stores if it chooses.

     The initial term of this agreement expires on August 31, 2009, and the agreement includes an additional two-year optional term that expires on August 31, 2011, as well as a further additional two-year term that expires on August 31, 2013, in each case if certain retail sales targets are met or Gap chooses to extend the term. In addition, if the agreement is extended for the first optional term, then Gap has the right to terminate our rights under the agreement before the end of that first optional term if Gap pays an amount specified in a formula, with the right to be exercised during the period beginning on September 1, 2010 and expiring on August 31, 2011.

     Although the initial line has not been finalized, potential products include fragrance and related personal care products. The new products are expected to launch at Banana Republic in the fall of 2006 and at Gap in 2007. We have agreed to establish a dedicated operating unit to carry out our obligations under the agreement with Gap. We envision incurring staffing, product development and other start-up expenses, including those of a third-party design and marketing firm. In the second half of 2005, we anticipate that such expenses could aggregate between $1.5 million and $2.5 million.

  Burberry

     On October 12, 2004, we entered into a new long-term fragrance license with Burberry. The agreement has a 12.5 -year term with an option to extend the license by an additional five years subject to mutual agreement. In addition, Burberry has the right on December 31, 2009 and December 31, 2011 to buy back the license at its then fair market value. This new agreement replaces the existing 1993 license. The new royalty rates, which are approximately double the rates under the prior license, commenced as of July 1, 2004. The new advertising and promotional expenditures, which commenced on January 1, 2005, are substantially higher than under the prior license. In anticipation of these new terms and to mitigate the associated expenses, we are fine-tuning our operating model. The new model includes increased selling prices to distributors, modified cost sharing arrangements with suppliers and distributors, and the future formation of joint ventures or company-owned subsidiaries within key markets to handle future distribution. While we have experienced, and continue to experience a negative impact on our bottom line, the growth potential offered by this international luxury brand makes us confident about our future long-term prospects.

  Lanvin

     In June 2004, Inter Parfums, S.A. entered into an exclusive, worldwide license agreement with Lanvin S.A. to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement took effect July 1, 2004 and provided for an upfront non-recoupable license fee of $19.2 million, the purchase of existing inventory of $7.6 million, and requires advertising expenditures and royalty payments in line with industry practice, as well as, the assumption of certain pre existing contractual obligations.

Discussion of Critical Accounting Policies

     We make estimates and assumptions in the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates under different assumptions and conditions. We believe the following discussion addresses our most critical accounting policies, which are those that are most important to the portrayal of our financial condition and results of operations. These accounting policies generally require our management’s most difficult and subjective judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The following is a brief discussion of the more critical accounting policies that we employ.

  Revenue Recognition

     We sell our products to department stores, perfumeries, mass-market retailers, supermarkets and domestic and international wholesalers and distributors. Sales of such products by our domestic subsidiaries are denominated in U.S. dollars and sales of such products by our foreign subsidiaries are primarily denominated in either Euros or U.S. dollars. Accounts receivable reflect the granting of credit to these customers. We generally grant credit based upon our analysis of the customer’s financial position as well as previously established buying patterns. Generally, we do not bill customers for shipping and handling costs and all shipping and handling costs, which aggregated $1.9 million and $1.8 million for the six month periods ended June 30, 2005 and 2004, respectively, and $4.0 million, $3.5 million and $2.6 million for the years ended December 31, 2004, 2003 and 2002, respectively, are included in selling and administrative expense in the consolidated statements of income. We recognize revenues when merchandise is shipped and the risk of loss passes to the customer. Net sales are comprised of gross revenues less returns, and trade discounts and allowances.

  Sales Returns

     Generally, we do not permit customers to return their unsold products. However, on a case-by-case basis we occasionally allow customer returns. We regularly review and revise, as deemed necessary, our estimate of reserves for future sales returns based primarily upon historic trends and relevant current data. We record estimated reserves for sales returns as a reduction of sales, cost of sales and accounts receivable. Returned products are recorded as inventories and are valued based upon estimated realizable value. The physical condition and marketability of returned products are the major factors we consider in estimating realizable value. Actual returns, as well as estimated realizable values of returned products, may differ significantly, either favorably or unfavorably, from our estimates, if factors such as economic conditions, inventory levels or competitive conditions differ from our expectations.

  Promotional Allowances

     We have various performance-based arrangements with certain retailers to reimburse them for all or a portion of their promotional activities related to our products. These arrangements primarily allow customers to take deductions against amounts owed to us for product purchases. Estimated accruals for promotions and co-operative advertising programs are recorded in the period in which the related revenue is recognized. We review and revise the estimated accruals for the projected costs for these promotions. Actual costs incurred may differ significantly, either favorably or unfavorably, from estimates if factors such as the level and success of the retailers’ programs or other conditions differ from our expectations.

  Inventories

     Inventories are stated at the lower of cost or market value. Cost is principally determined by the first-in, first-out method. We record adjustments to the cost of inventories based upon our sales forecast and the physical condition of the inventories. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual requirements if future economic conditions or competitive conditions differ from our expectations.

  Equipment and Other Long-Lived Assets

     Equipment, which includes tools and molds, is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to our business model or changes in our capital spending strategy can result in the actual useful lives differing from our estimates. In those cases where we determine that the useful life of equipment should be shortened, we would depreciate the net book value in excess of the salvage value, over its revised remaining useful life, thereby increasing depreciation expense. Factors such as changes in the planned use of equipment, or market acceptance of products, could result in shortened useful lives.

     Long-lived assets, including trademarks, licenses and goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of any such asset may not be recoverable. If the sum of the undiscounted cash flows (excluding interest) is less than the carrying value, then we recognize an impairment loss, measured as the amount by which the carrying value exceeds the fair value of the asset. The estimate of undiscounted cash flow is based upon, among other things, certain assumptions about expected future operating performance. Our estimates of undiscounted cash flow may differ from actual cash flow due to, among other things, economic conditions, changes to our business model or changes in consumer acceptance of our products. In those cases where we determine that the useful life of other long-lived assets should be shortened, we would depreciate the net book value in excess of the salvage value (after testing for impairment as described above), over the revised remaining useful life of such asset thereby increasing amortization expense.

Results of Operations

Three and Six Months Ended June 30, 2005 as Compared to the Three and Six Months Ended June 30, 2004

Net Sales

	Three months ended			Six months ended
	June 30,			June 30,

	2005	2004	% Change	2005	2004	% Change

	(in millions)

Prestige product sales	$53.7	$37.3	44%	$116.4	$85.8	36%
Mass market product sales	7.6	9.4	(19%)	16.0	19.3	(17%)

	$61.3	$46.7	31%	$132.4	$105.1	26%

     Net sales for the six months ended June 30, 2005 increased 26% to $132.4 million, as compared to $105.1 million for the corresponding period of the prior year. At comparable foreign currency exchange rates, net sales increased 24% for the period.

     Prestige product sales increased 44% for the three months ended June 30, 2005 and 36% for the six months ended June 30, 2005, as compared to the corresponding periods of the prior year. Burberry fragrance sales generated over a 13% increase for the six-month period ended June 30, 2005 as compared to the corresponding period of the prior year. This growth was fueled by the continued geographic rollout of the Burberry Brit men’s line and Brit Red. The June 2005 period also includes initial sales of Celine Fever, our newest fragrance family under the Celine brand name.

     In April 2004, Inter Parfums, S.A. acquired a 67.5% interest in Nickel S.A. (Nickel) for approximately $4.5 million, net of cash acquired. Net sales of Nickel products for the three and six-month periods ended June 30, 2005 aggregated approximately $1.5 million and $3.1 million, respectively.

     In June 2004, Inter Parfums, S.A. entered into an exclusive, worldwide license agreement with Lanvin S.A. to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement took effect July 1, 2004. For the three and six-month periods ended June 30, 2005, net sales of Lanvin products aggregated approximately $9.2 million and $16.8 million, respectively.

     In addition to the recently launched Celine Fever line, later in 2005, we plan to introduce a new Christian Lacroix fragrance family called Tumulte and our first new Lanvin fragrance, Arpège Pour Homme, is under development in preparation for a late 2005 debut. Finally, we have Burberry Brit Gold launching in time for holiday 2005 sales. We are currently working on our 2006 new product calendar and we are also formulating products and marketing strategies for an expanded cosmetics and skin care business drawing upon our existing brands.

     With respect to our mass-market product lines, net sales were down 19% and 17% for the three and six-month periods ended June 30, 2005, as compared to the corresponding periods of the prior year. The sales decline experienced in 2004 has continued into 2005 and is again equally distributed between domestic and export customers. We continue to believe that oil and gas prices are a significant cause for declining sales in the dollar store markets, as dollar store customers have less disposable cash. In addition, sluggish economies in Mexico and Central and South America continue to affect our customers in those territories and we continue to closely monitor credit risk.

     On July 14, 2005, we entered into an exclusive agreement with Gap, to develop, produce, manufacture and distribute personal care and home fragrance products for Gap and Banana Republic brand names to be sold in Gap and Banana Republic retail stores in the United States and Canada. This agreement marks our entrée into the specialty retail store fragrance business.

     Although the initial line has not been finalized, potential products include fragrance and related personal care products. The new products are expected to launch at Banana Republic in the fall of 2006 and at Gap in 2007. We envision incurring staffing, product development and other start-up expenses, including those of a third-party design and marketing firm. In the second half of 2005, we anticipate that such expenses could aggregate between $1.5 million and $2.5 million.

     Our new product development program for all of our product groups is well under way, and we expect to rollout new products throughout 2005 and 2006. In addition, we are actively pursuing other new business opportunities. However, we cannot assure you that any new license or acquisitions will be consummated.

Gross Margins

	Three months ended		Six months ended
	June 30,		June 30,

	2005	2004	2005	2004

	(in millions)

Net sales	$61.3	$46.7	$132.4	$105.1
Cost of sales	26.7	23.0	57.2	52.7

Gross margin	$34.6	$23.7	$75.2	$52.4

Gross margin as a percent of net sales	56%	51%	57%	50%

     Gross profit margin was 56% and 57% for the three and six-month periods ended June 30, 2005, respectively, as compared to 51% and 50% for the corresponding periods of the prior year. The margin improvement is attributable to sales of products from our primarily French based prestige fragrance lines. As previously discussed, in anticipation of the new terms of the Burberry license, and to mitigate the associated expenses, we are fine-tuning our operating model. This new model includes increased selling prices to distributors, modified cost sharing arrangements with suppliers and distributors, and the future formation of joint ventures or company-owned subsidiaries within key markets to handle future distribution. We increased our selling prices to distributors and modified our cost sharing arrangements with them in late 2004 and early 2005. The effect of these changes is reflected in the results for the three and six-month periods ended June 30, 2005.

Selling, General & Administrative Expense

	Three months ended		Six months ended
	June 30,		June 30,

	2005	2004	2005	2004

	(in millions)

Selling, general & administrative	$27.6	$16.8	$59.2	$35.4
Selling, general & administrative as a percent of net sales	45%	36%	45%	34%

     Selling, general and administrative expense increased 64% and 67% for the three and six-month periods ended June 30, 2005, respectively, as compared to the corresponding periods of the prior year. As a percentage of sales selling, general and administrative was 45% and 45% of sales for the three and six-month periods ended June 30, 2005, respectively, as compared to 36% and 34% for the corresponding periods of the prior year.

     The increase in selling, general and administrative expenses as a percentage of sales for 2005 is primarily the result of increased royalties and increased advertising expenditure requirements under our new license with Burberry. Royalty expense, included in selling, general, and administrative expenses, aggregated $7.1 million and $14.8 million for the three and six-month periods ended June 30, 2005, respectively, as compared to $2.6 million and $6.0 million, respectively, for the corresponding periods of the prior year. Promotion and advertising included in selling, general and administrative expenses aggregated $7.9 million and $19.0 million for the three and six-month periods ended June 30, 2005, respectively, as compared to $5.7 million and $10.3 million, respectively, for the corresponding periods of the prior year.

     As a result of the details discussed above about gross margin and selling, general and administrative expenses, income from operations decreased 6% or $1.0 million for the six-month period ended June 30, 2005, as compared to the corresponding period of the prior year. Operating margins were 12.0% of net sales in the current six-month period as compared to 16.2% in the corresponding period of the prior year.

     Interest expense aggregated $0.4 million and $0.6 million for the three and six-month periods ended June 30, 2005, as compared to $0.1 million and $0.2 million for the corresponding periods of the prior year. In July 2004, Inter Parfums, S.A. entered into a 16 million euro, five-year credit agreement. In order to reduce exposure to rising variable interest rates, Inter Parfums, S.A. entered into a swap transaction effectively exchanging a three-month variable interest rate to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85% . This derivative instrument is recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

     Foreign currency losses were negligible for the six-month period ended June 30, 2005, as compared to a loss of $0.5 million for corresponding period of the prior year. We enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments.

     Our effective income tax rate was 40% for the three months ended June 30, 2005, as compared to 36% for the corresponding period of the prior year. Our effective income tax rate was 37% for the six-month period ended June 30, 2005, as compared to 36% for the corresponding period of the prior year. In connection with a tax audit commenced by the French Tax Authorities, assessments aggregating $0.4 million had been issued to Inter Parfums, S.A. and as of June 30, 2005, Inter Parfums, S.A. set up reserves for the full amount. Our effective tax rate ordinarily differs from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions. No significant changes in tax rates were experienced nor were any expected in jurisdictions where we operate.

     Net income was $3.2 million for the three months ended June 30, 2005, as compared to $3.4 million for the corresponding period of the prior year. Net income was $7.6 million for the six-months ended June 30, 2005, as compared to $8.2 million for the corresponding period of the prior year. As we have stated above, we have incurred increased selling, general and administrative expenses, which are primarily the result of increased royalties and increased advertising expenditure requirements under our new license with Burberry. These increased expenses have been partially mitigated by improvements in our gross margin. We believe these are the most significant factors affecting net income for the first half of 2005.

     Diluted earnings per share were $0.16 for the three months ended June 30, 2005, as compared to $0.17 for the corresponding period of the prior year. Diluted earnings per share were $0.37 for the six months ended June 30, 2005, as compared to $0.40 for the corresponding period of the prior year.

     Weighted average shares outstanding aggregated 20.2 million and 19.9 million for the three and six-month periods ended June 30, 2005, respectively, as compared to 19.2 million for both corresponding periods of the prior year. On a diluted basis, average shares outstanding were 20.5 million and 20.4 million, respectively, for the three and six-month periods ended June 30, 2005, as compared to 20.6 million, for both corresponding periods of the prior year. The decrease in the average diluted shares outstanding is the result of the effect of dilutive securities resulting from changes in our average stock price. The average stock price of our common shares was $16.04 per share for the six-month period ended June 30, 2005, as compared to $24.08 per share for the corresponding period of the prior year.

Year Ended December 31, 2004 as Compared to the Year Ended December 31, 2003 and
Year Ended December 31, 2003 as Compared to the Year Ended December 31, 2002

Net Sales

	Years ended December 31,

	2004	% Change	2003	% Change	2002

	(in millions)

Prestige product sales	$198.0	39%	$142.1	61%	$88.4
Mass market product sales	38.0	(13%)	43.5	4%	42.0

Total net sales	$236.0	27%	$185.6	42%	$130.4

     Net sales for the year ended December 31, 2004 increased 27% to $236.0 million. For the year ended December 31, 2003, net sales were up 42%. At comparable foreign currency exchange rates, net sales rose 22% and 31% in 2004 and 2003, respectively. The increases in net sales are attributable to increases in our prestige product lines.

     Prestige product sales, which were up 61% in 2003, grew an additional 39% in 2004. Our 2003 calendar of product launches was most ambitious. Besides the continued geographic rollout of our 2002 launches of Essence Pure by S.T. Dupont and Paul Smith Extreme, new brands and brand extensions made their debuts throughout the year. In the spring of 2003 we launched a summer seasonal fragrances for both our Celine and Christian Lacroix fragrance lines. In addition, in late September 2003, we launched a fragrance and cosmetic line under the Diane von Furstenberg label.

     Most importantly, the global rollout of Burberry Brit for women, which began in the third quarter of 2003, expanded to Asia, South America and the Middle East in early 2004. In addition, during the third quarter of 2004, the Burberry Brit men’s line was launched in the UK, select countries in Western Europe and in the US. The excellent performance of Burberry London, Burberry Weekend and Burberry Touch, as well as the Burberry Brit collection all contributed to, and was the primary driver of, growth in prestige product sales.

     The year 2004 also included several brand extensions. During the second quarter of 2004, we launched a limited edition warm weather seasonal fragrance for our Celine and Christian Lacroix brands. In July, we unveiled new fragrance families for both S.T. Dupont and Paul Smith and began distribution for Lanvin products, our newest brand under license. In early 2005, we plan to introduce new Christian Lacroix and Celine fragrance families. In addition, our first new Lanvin fragrance is under development in preparation for a late 2005 or early 2006 launch.

     With respect to our mass-market product lines, net sales were down 13% in 2004 after rising 4% in 2003. Through June 2003 we continued to see growth in our fragrances lines as a result of our May 2002 acquisition of certain fragrance brands from Tristar Corporation, a Debtor-in-Possession, (Tristar). Tristar was one of our most significant competitors in mass-market fragrances and the brands acquired are being sold in the same distribution channels as that of our other mass-market fragrance lines. After passing the one-year anniversary of this acquisition, we began consolidating certain fragrance lines to reduce duplication and improve overall efficiency. This resulted in a decline in mass-market fragrance sales in 2003. However, new product line extensions and an expanding distribution network continued to benefit sales volume in our Intimate health and beauty aids and our Aziza cosmetics lines.

     The decline in mass-market product sales in 2004 is partially the result of a 13% decline in US export sales primarily to customers in Mexico and Central and South America. The economic environment in that area has been weak throughout 2004 and we have continued to closely monitor our credit risk in those territories and are willing to forego sales volume to minimize our overall credit exposure. Domestic sales in 2004 also showed signs of weakness and were also off 13% for the year.

     Our new product development program for all of our product groups is well under way, and we expect to roll out new products throughout 2005. In addition, we are actively pursuing other new business opportunities. However, we cannot assure you that any new license or acquisitions will be consummated.

     As previously discussed, in April 2004, Inter Parfums, S.A. acquired a 67.5% interest in Nickel for approximately $8.7 million in cash including an additional capital infusion of $2.8 million made in June 2004, aggregating approximately $4.5 million, net of cash acquired. Net sales of Nickel products for the period April 1, 2004 through December 31, 2004 aggregated $3.7 million and net income for the same period was insignificant. For the year ended March 31, 2004, prior to the acquisition, Nickel generated net sales of approximately $6 million.

     Also as discussed above, in June 2004, Inter Parfums, S.A. entered into an exclusive, worldwide license agreement with Lanvin S.A. to create, develop and distribute fragrance lines under the Lanvin brand name. The fifteen-year license agreement took effect July 1, 2004. For the six months period ended December 31, 2004, net sales of Lanvin products aggregated approximately $10.2 million.

     In October 2004, we entered into a new long-term fragrance license with Burberry. This new agreement replaces the existing license and provides for an increase in the royalty rate effective as of July 1, 2004 and additional resources to be devoted to marketing commencing in 2005. In anticipation of these new terms and to mitigate the associated expenses, we are fine-tuning our operating model. This new model includes increased selling prices, modified cost sharing arrangements with suppliers and distributors, and involves the future formation of joint ventures or company-owned subsidiaries within key markets. While we anticipate a continued short-term impact on our bottom line, particularly for the first half of 2005, the growth potential offered by this international luxury brand makes us confident about our future long-term prospects.

Gross Margins

	Years ended December 31,

	2004	2003	2002

	(in millions)

Net sales	$236.0	$185.6	$130.4
Cost of sales	114.0	95.4	71.6

Gross margin	$122.0	$90.2	$58.7

Gross margin as a percent of net sales	52%	49%	45%

     Gross profit margins were 52% in 2004, 49% in 2003 and 45% in 2002. Sales of products from our primarily French based prestige fragrance lines generate significantly higher gross profit margins than sales of our primarily United States based mass-market product lines. In 2004, a decline of approximately 1% in gross margin as a percentage of sales for United States mass-market operations in 2004 was more than offset by an approximate 2% improvement in gross margin as a percentage of sales for our French based prestige product lines. The balance of the margin improvement in 2004 was the result of the net sales growth rate achieved in prestige product lines, as compared to the negative growth rate of our mass-market product lines. In 2003, there was no change in gross margin as a percentage of sales for United States mass-market operations and a 3% improvement in gross margin as a percentage of sales for our French based prestige product lines. The balance of the margin improvement in 2004 was the result of the net sales growth rate achieved in prestige product lines, as compared to the growth rate of our mass-market product lines.

Selling, General & Administrative Expense

	Years ended December 31,

	2004	2003	2002

	(in millions)

Selling, general & administrative	$89.5	$64.1	$41.2
Selling, general & administrative as a percent of net sales	38%	35%	32%

     Selling, general and administrative expense increased 40% for the year ended December 31, 2004, as compared to 2003 and 56% for the year ended December 31, 2003, as compared to 2002. As a percentage of sales selling, general and administrative was 38%, 35% and 32% of sales for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in selling, general and administrative expenses as a percentage of sales for 2004 is primarily the result of increased royalties required under our new license with Burberry. Royalty expense, included in selling, general, and administrative expenses, aggregated $20.9 million, $10.4 million and $5.5 million, for the years ended December 31, 2004, 2003 and 2002, respectively.

     In addition, growth in our prestige product lines requires higher selling, general and administrative expenses because promotion and advertising are prerequisites for sales of designer prestige products. We develop a complete marketing and promotional plan to support our growing portfolio of prestige brands and to build upon each brand’s awareness. Promotion and advertising included in selling, general and administrative expenses was approximately $21.8 million, $19.8 million and $10.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. Our mass-market product lines do not require extensive advertising and therefore, more of our selling, general and administrative expenses are fixed rather than variable.

     As previously reported, Inter Parfums, S.A. was a party to litigation with Jean Charles Brosseau, S.A. (Brosseau), the owner of the Ombre Rose trademark. In October 1999, IPSA received notice of a judgment in favor of Brosseau, which awarded damages of approximately $0.85 million (at current exchange rates). On appeal, in February 2001, the Court required IPSA to pay $0.14 million as an advance for damages claimed by Brosseau.

     In February 2004, the Court of Appeal ordered Inter Parfums, S.A. to pay total damages of $0.39 million of which $0.14 million has already been advanced. Brosseau had until the end of May 2004 to appeal this decision. No appeal has been filed, and therefore, in May 2004, Inter Parfums, S.A. reversed its remaining litigation reserve aggregating approximately $0.46 million. This reversal is included as a reduction of administrative expenses in the accompanying consolidated statement of income.

     Interest expense aggregated $0.8 million, $0.3 million and $0.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. We use the credit lines available to us, as needed, to finance our working capital needs and short-term financing for acquisitions. In connection with the acquisition of the Lanvin license referred to above, Inter Parfums, S.A. financed the license fee by entering into a $19.2 million five-year credit agreement. In order to reduce exposure to rising variable interest rates, Inter Parfums, S.A. entered into a swap transaction effectively exchanging the variable interest rate referred to above to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85% . This fair value of this derivative instrument at December 31, 2004 is reflected in the accompanying consolidated balance sheet and an expense of $0.13 million has been recorded as interest expense in the accompanying consolidated statement of operations.

     Foreign currency gains or (losses) aggregated ($0.4) million, $0.3 million and ($0.1) million for the years ended December 31, 2004, 2003 and 2002, respectively. We enter into foreign currency forward exchange contracts to manage exposure related to certain foreign currency commitments.

     Our effective income tax rate was 36.5%, 35.3% and 35.7% for the years ended December 31, 2004, 2003 and 2002, respectively. Our effective tax rates differ from statutory rates due to the effect of state and local taxes and tax rates in foreign jurisdictions which are slightly higher than those in the United States. No significant changes in tax rates were experienced nor were any expected in jurisdictions where we operate.

     Net income increased 13% to $15.7 million in 2004 after increasing 47% to $13.8 million in 2003. Diluted earnings per share increased 12% to $0.77 in 2004 after increasing 47% to $0.69 in 2003. Weighted average shares outstanding aggregated 19.2 million, 19.0 million and 18.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. On a diluted basis, average shares outstanding were 20.5 million, 20.1 million and 19.9 million for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in the average diluted shares outstanding is the result of the effect of dilutive securities resulting from an increase in our average stock price. The average stock price of our common shares was $19.25 per share for the year ended December 31, 2004, as compared to $10.41 per share for the year ended December 31, 2003.

Liquidity and Capital Resources

     Our financial position remains strong. At June 30, 2005, working capital aggregated $125 million and we had a working capital ratio of 2.8 to 1. Cash and cash equivalents and short-term investments aggregated $43.6 million.

     The company reclassified investments in auction rate securities that were previously classified as cash and cash equivalents to short-term investments. The consolidated statements of cash flows for the six months ended June 30, 2004 and the years ended December 31, 2004, 2003 and 2002 were adjusted to reflect the impact of the reclassification. Auction rate securities are comprised of preferred stock, which pay a variable dividend rate that is reset every 49 days through an auction process. No realized or unrealized gains or losses have been incurred in connection with our investments in these securities.

     In April 2004, Inter Parfums, S.A. acquired a 67.5% interest in Nickel for approximately $4.5 million, net of cash acquired. We funded this acquisition with cash on hand. In accordance with the purchase agreement, each of the minority stockholders has an option to put their remaining interest in Nickel to Inter Parfums, S.A. from January 2007 through June 2007. Based on an independent valuation, management has valued the put options as of the date of acquisition. These options are carried at fair value as determined by management.

     The purchase price for the minority shares will be based upon a formula applied to Nickel’s sales for the year ending December 31, 2006, pro rated for the minority holders’ equity in Nickel or at a price approximately 7% above the recent purchase price.

     In July 2004, Inter Parfums, S.A. entered into a 16 million euro, five-year credit agreement. In order to reduce exposure to rising variable interest rates, Inter Parfums, S.A. entered into a swap transaction effectively exchanging a three-month variable interest rate to a variable rate based on the 12 month EURIBOR rate with a floor of 3.25% and a ceiling of 3.85% . This derivative instrument is recorded at fair value and changes in fair value are reflected in the accompanying consolidated statements of income.

     Cash provided by (used in) operating activities aggregated $6.5 million and ($15.1) million for the six-month period ended June 30, 2005 and 2004, respectively. At June 30, 2005, cash flows from operating activities shows that accounts receivable and inventories both increased 13% from December 31, 2004. These increases are reasonable considering net sales for the three and six-month periods ended June 30, 2005 were up 31% and 26%, respectively, from the corresponding period of the prior year.

     Cash provided by (used in) operating activities aggregated ($4.4) million, $19.3 million and $12.7 million for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2003, in terms of cash flows, accounts receivable and inventories were up 34% and 49%, respectively, from December 31, 2002. The increase in accounts receivable and inventories is reasonable considering that net sales for the three months and year ended December 31, 2003 were up 33% and 42%, respectively. In addition, a significant inventory build up during the fourth quarter of 2003 was made to meet our sales commitments in early 2004 including the continued rollout of our Burberry Brit for women line. This buildup was financed primarily through normal credit terms with our vendors, and therefore did not have any significant impact on our cash flows from operations.

     The 2003 inventory buildup financed through normal credit terms from our vendors is the most significant factor affecting our cash flow from operating activities in 2004 as our vendors needed to get paid. Changes in accounts payable and accrued expenses provided cash from operating activities in 2003 of $23.9 million and used cash of $21.8 million in 2004. In addition, cash used in operating activities for 2004 reflects an increase in accounts receivable of $5.8 million. This increase, which represents a 9% increase from the December 31, 2003 accounts receivable balance, is reasonable considering the company’s sales growth of 29% and 27% for the three months and year ended December 31, 2004, respectively.

     Cash flows used in investing activities, reflects purchases of short-term investments and capital expenditures. Capital expenditures aggregated $1.5 million and $1.9 million for the six-month periods ended June 30, 2005 and 2004, respectively. Our business is not capital intensive and we do not own any manufacturing facilities. We typically spend between $2.0 and $3.0 million per year on tools and molds, depending on our new product development calendar. The balance of capital expenditures is for office furnishings, computer equipment and industrial equipment needed at our distribution centers.

     In March 2005, our board of directors increased the cash dividend to $.16 per share, approximately $3.2 million per annum, payable $.04 per share on a quarterly basis. Our next cash dividend of $.04 per share will be paid on October 14, 2005 to stockholders of record on September 30, 2005. Dividends paid, including dividends paid once per year to minority stockholders of Inter Parfums, S.A., aggregated $2.5 million and $1.7 million for the six-month periods ended June 30, 2005 and 2004, respectively. This increased cash dividend in 2005 represents a small part of our cash position and is not expected to have any significant impact on our financial position.

     Our short-term financing requirements are expected to be met by available cash and short-term investments on hand at June 30, 2005, cash generated by operations and short-term credit lines provided by domestic and foreign banks. The principal credit facilities for 2005 consist of a $12.0 million unsecured revolving line of credit provided by a domestic commercial bank and approximately $45.0 million in credit lines provided by a consortium of international financial institutions. Actual borrowings under these facilities have been minimal as we typically use our working capital to finance all of our cash needs.

     We believe that funds generated from operations, supplemented by our present cash position and available credit facilities, will provide us with sufficient resources to meet all present and reasonably foreseeable future operating needs.

     Inflation rates in the U.S. and foreign countries in which we operate did not have a significant impact on operating results for the period ended June 30, 2005 or the year ended December 31, 2004.

Contractual Obligations

     We lease our office and warehouse facilities under operating leases expiring through 2013. Obligations pursuant to these leases for the years ending December 31, 2005, 2006, 2007, 2008, 2009 and thereafter are $5.1 million, $5.6 million, $5.6 million, $5.7 million, $5.7 million and $10.5 million, respectively.

     We are obligated under a number of license agreements for the use of trademarks and rights in connection with the manufacture and sale of our products. Obligations pursuant to these license agreements for the years ending December 31, 2005, 2006, 2007, 2008, 2009 and thereafter are $25.7 million, $27.8 million, $30.8 million, $32.0 million, $33.3 million and $247.3 million, respectively.

SELLING STOCKHOLDERS

     One of the selling stockholders, LV Capital, is selling 3,436,050 shares or our common stock. Two of the selling stockholders, Jean Madar and Philippe Benacin, have granted the underwriters an option to purchase up to an aggregate of 515,408 additional shares of common stock to cover over-allotments. We will not receive any proceeds from the sale of the shares by the selling stockholders. The following table sets forth the name of each selling stockholder,

  the number of shares beneficially owned, and

  the number of shares being registered for resale by each selling stockholder.

     Unless otherwise stated, all beneficially owned shares of common stock are directly held, with sole voting power and sole power to dispose.

	Number of Shares			Shares to be	Approximate
	Beneficially	Shares		Owned	Percent of Class
Name of Selling Stockholder	Owned	to be Offered		After Offering	After Offering

LV Capital USA, Inc.
19 East 57th Street
New York, NY 10022	3,436,050	3,436,050		-0-	-0-

Jean Madar
c/o Inter Parfums, S.A.
4, Rond Point Des Champs Elysees
75008 Paris, France	6,198,531 (1)	-0-	(2)	6,198,531	30.3%

Philippe Benacin
c/o Inter Parfums, S.A.
4, Rond Point Des Champs Elysees
75008 Paris, France	6,198,250 (3)	-0-	(4)	6,198,250	30.3%

(1)	Consists of 5,948,531 shares held directly and options to purchase 250,000 shares.
(2)	Mr. Madar has granted the underwriters an option to purchase up to 257,704 additional shares of common stock to cover over-allotments. If such option is fully exercised, then Mr. Madar would beneficially own 5,940,827 shares.
(3)	Consists of 5,948,250 shares held directly and options to purchase 250,000 shares.
(4)	Mr. Benacin has granted the underwriters an option to purchase up to 257,704 additional shares of common stock to cover over-allotments. If such option is fully exercised, then Mr. Benacin would beneficially own 5,940,546 shares.

LV Capital USA Inc.

     In November 1999, LV Capital, a wholly-owned subsidiary of LVMH Moët Hennessy Louis Vuitton S.A., purchased shares of our common stock from management and employees. As of the date of this prospectus, it beneficially owns approximately 18% of our outstanding common stock. Further, in return for LV Capital becoming our strategic partner, LV Capital was granted the right to buy additional shares in order to maintain its percentage ownership upon issuance of shares to third parties, subject to certain exceptions, and was granted demand registrations rights for all of its shares. In addition, LV Capital has agreed to a standstill agreement, which limits the amount of shares of common stock that LV Capital can hold to 25% of our outstanding shares. Finally, we have been advised that Messrs. Piette and Cailliau, the two designees of LV Capital to our board of directors, have agreed to remain as members of our board of directors at the present time.

Jean Madar

     Jean Madar, age 44, a Director, has been the Chairman of the Board of Directors since the company’s inception, and is a co-founder of the company with Mr. Benacin. From inception until December 1993 he was the President of the company; in January 1994 he became Director General of Inter Parfums, S.A., the company’s subsidiary; and in January 1997 he became Chief Executive Officer of the company. Mr. Madar was previously the managing director of Inter Parfums, S.A., from September 1983 until June 1985. At such subsidiary, he had the responsibility of overseeing the marketing operations of its foreign distribution, including market research analysis and actual marketing campaigns. Mr. Madar graduated from The French University for Economic and Commercial Sciences (ESSEC) in 1983.

Philippe Benacin

     Mr. Benacin, age 46, a Director, has been the Vice Chairman of the Board since September 1991, and is a co-founder of the company with Mr. Madar. He was elected the Executive Vice President in September 1991, Senior Vice President in April 1993, and President of the company in January 1994. In addition, he has been the President of Inter Parfums, S.A. for more than the past five years. Mr. Benacin graduated from The French University for Economic and Commercial Sciences (ESSEC) in 1983.

UNDERWRITING

     Citigroup Global Markets Inc. is acting as the sole book running manager of the offering and Citigroup Global Markets Inc., Oppenheimer & Co. Inc. and SG Cowen & Co., LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Citigroup Global Markets Inc	2,061,630
Oppenheimer & Co. Inc	687,210
SG Cowen & Co., LLC	687,210

Total	3,436,050

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $ 0.4650 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $ 0.1000 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     Two of the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 515,408 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

     We and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      In relation to each member state of the EEA which has implemented the Prospectus Directive, each of which we refer to as a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, which date we refer to as the Relevant Implementation Date, no offer of shares of our common stock to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to our common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our common shares may be made to the public in that Relevant Member State at any time:

  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

  in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

     Each underwriter has acknowledged that the offering of the shares of our common stock has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, or CONSOB) pursuant to Italian securities legislation and, accordingly, has represented and agreed that the shares may not and will not be offered, sold or delivered, nor may or will copies of the prospectus or any other documents relating to the shares of our common stock or the prospectus be distributed in Italy other than to professional investors (operatori qualificati), as defined in Article 31, paragraph 2 of CONSOB Regulation No. 11522 of July 1, 1998, as amended (Regulation No. 11522), or pursuant to another exemption from the requirements of Articles 94 and seq. of Legislative Decree No. 58 of February 24, 1998, which we refer to as the Italian Finance Law, and CONSOB Regulation No. 11971 of May 14, 1999, as amended (Regulation No. 11971).

     Each underwriter has represented and agreed that any offer, sale or delivery of the shares of our common stock or distribution of copies of the prospectus or any other document relating to the shares of our common stock or the prospectus in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be:

  made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Legislative Decree No. 385 of September 1, 1993, as amended, which we refer to as the Italian Banking Law, Italian Finance Law, Regulation No. 11522 and any other applicable laws and regulations;

  in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and

  in compliance with any other applicable notification requirement or limitation which may be imposed upon the offer of the shares of our common stock by CONSOB or the Bank of Italy.

Any investor purchasing the shares of our common stock in the offering is solely responsible for ensuring that any offer or resale of the shares it purchased in the offering occurs in compliance with applicable laws and regulations.

     This prospectus and the information contained herein are intended only for the use of its recipient and are not to be distributed to any third party resident or located in Italy for any reason. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

     In addition to the above (which shall continue to apply to the extent not inconsistent with the implementing measures of the Prospectus Directive in Italy), after the implementation of the Prospectus Directive in Italy, the restrictions, warranties and representations described for the EEA above shall apply to Italy.

     Neither the shares of our common stock or this prospectus have been approved or registered in the administrative registries of the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores). Accordingly, the shares may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of article 30bis of the Spanish Securities Market Law of

28 July 1988 (Ley 24/1988, de 28 de Julio, del Mercado de Valores), as amended and restated, and supplemental rules enacted thereunder.

     Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

     The common stock is quoted on the Nasdaq National Market under the symbol “IPAR.’’

     The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Selling Stockholders

	No Exercise	Full Exercise

Per Share	$0.775	$0.775
Total	$2,662,939	$3,062,380

     In connection with the offering, Citigroup on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered’’ short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked’’ short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     In addition, in connection with this offering, some of the underwriters (and selling group members) may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. If the underwriters commence passive market making transactions, they may discontinue them at any time.

     We are not paying any expenses of this offering, as the selling stockholders are paying all of the expenses of this offering.

     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

     We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

DESCRIPTION OF OUR CAPITAL STOCK

Common Stock

     As of September 1, 2005, there were 20,179,160 shares of common stock outstanding. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, validly authorized and issued, fully paid, and non-assessable.

     Our common stock is listed on The Nasdaq Stock Market (National Market System) under the trading symbol “IPAR” and we are considered a “controlled company” under the applicable rules of The Nasdaq Stock Market. The common shares of our subsidiary, Inter Parfums S.A., are traded on the Paris Bourse.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights or other subscription rights to convert their shares into any other securities.

Warrants

     We have granted warrants to purchase 100,000 shares of our common stock to Gap, exercisable for five years at $25.195 per share, 125% of the market price on the grant date, and we have agreed to register with the Securities and Exchange Commission (SEC) the shares purchasable thereunder for resale after January 1, 2007. In addition, we have agreed to grant up to three additional warrants to Gap. The first additional warrant will be issued in September 2006 and will be exercisable for 100,000 shares of our common stock at 100% of the fair market value on the grant date. In addition, if the term of our agreement with Gap is extended, we will grant to Gap the two remaining warrants. Each warrant is exercisable for 50,000 shares of our common stock at 100% of the fair market value on the grant date. We have also agreed to register all shares subject to the warrants with the SEC for resale.

Dividends

     Commencing in March 2002, our Board of Directors authorized our first cash dividend of $.06 per share per annum, payable $.015 per share quarterly. The first cash dividend of $.015 per share was paid on April 15, 2002 to stockholders of record on March 31, 2002. In March 2003, our board of directors increased the cash dividend to $.08 per share per annum, payable $.02 per share on a quarterly basis. In March 2004, our board of directors again increased the cash dividend to $.12 per share per annum, payable $.03 per share on a quarterly basis.

     Commencing March 31, 2005 our board of directors increased the cash dividend from $.12 to $.16 per share per annum, payable on a quarterly basis. The first cash dividend of $.04 per share was paid on April 15, 2005 to stockholders of record on March 31, 2005.

     Our Certificate of Incorporation provides for the requirement of unanimous approval of the members of our board of directors for the declaration or payment of dividends, if the aggregate amount of dividends to be paid by us and our subsidiaries in any fiscal year is more than 30% of our annual net income for the last completed fiscal year, as indicated by our consolidated financial statements.

Preferred Stock

     Our Board of Directors has the authority, without further action by our stockholders, to issue 1,000,000 shares of preferred stock, in one or more series and to fix the privileges and rights of each series. These privileges and rights may be greater than those of the common stock. As of the date of this prospectus, we do not have any shares of preferred stock outstanding. Our Board of Directors, without further stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of common stock. This type of “blank check preferred stock” makes it possible for us to issue preferred stock quickly with terms calculated to delay or prevent a change in our control or make removal of our management more difficult.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

     This summary describes material U.S. federal income tax consequences of the acquisition, ownership and disposition of the shares by a person that is not a “United States person” for United States federal income tax purposes (a “non-U.S. holder”). This summary does not however purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to hold or dispose of shares, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors.

     For purposes of this summary, a “United States person” is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions.

     This summary is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your own tax advisor with respect to the United States tax consequences of the ownership and disposition of shares, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

Dividends

     Dividends paid to a non-U.S. holder of shares ordinarily will be subject to withholding of United States federal income tax at a 30% rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. However, if the dividends are effectively connected with the conduct by the holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis.

Gain on Disposition of Shares

     A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain realized on a disposition of shares, provided that (a) the gain is not effectively connected with your conduct of a trade or business in the United States and (b) if you are an individual, and hold the shares as a capital asset, you are present in the United States for less than 183 days in the taxable year of the sale and other conditions are met.

Federal Estate Taxes

     Shares owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Information Reporting Requirements and Backup Withholding Tax

     U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on shares to a non-U.S. holder, provided the non-U.S. holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of shares effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of shares effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is more than 50% (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of shares will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

TRANSFER AGENT

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, located at 59 Maiden Lane, New York, New York 10038.

LEGAL MATTERS

     The validity of the shares of common stock which are offered under the registration statement of which this prospectus forms a part will be passed on for us by GrayRobinson, P.A. Joseph A. Caccamo, Esq. of GrayRobinson, P.A., is a director of the company, and is the record owner of options to purchase 12,000 shares of our common stock. Mr. Caccamo’s prior law firm beneficially owns such options and the 12,000 shares issuable upon the exercise of such options. Mr. Caccamo disclaims beneficial ownership of all of such options and shares issuable upon the exercise of such options. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

     The consolidated financial statements and the related financial statement schedule of Inter Parfums, Inc., and subsidiaries as of December 31, 2004, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of Mazars LLP, independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements and the related financial statement schedule of Inter Parfums, Inc. and subsidiaries as of December 31, 2003, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Inter Parfums Holdings, S.A. and subsidiaries for the year ended December 31, 2002, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Audit, a division of KPMG S.A., independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Inter Parfums, Inc. for the year ended December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of Eisner LLP, independent registered public accounting firm, incorporated by reference herein, given on the authority of said firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the SEC are incorporated herein by reference:

  Our Amended Annual Report on Form 10-K/A for the fiscal year ended December 31, 2004.

  Our Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005.

  Our Current Reports on Form 8-K, filed with the SEC on July 19, 2005, August 15, 2005, October 11, 2005 and October 17, 2005.

  All documents that we file with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus from the date of the filing of such documents.

     Any statement contained in a document incorporated by reference shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in a later document modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus, except as so modified or superseded.

     We will provide, without charge, a copy of any document incorporated by reference in this prospectus but which is not delivered with this prospectus to any person to whom this prospectus has been delivered upon the oral or written request of that person. Requests should be directed to the attention of the Corporate Secretary, Inter Parfums, Inc., 551 Fifth Avenue, New York, New York 10167. Our telephone number is (212) 983-2640.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

     We are subject to the reporting requirements of the Exchange Act, and we file annual, quarterly and current reports, proxy statements and other information with the SEC. These reports, proxy statements and other information can be inspected and copied at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC maintains a website, www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC. In addition, you may obtain information from the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our common stock is quoted on the Nasdaq National Market System. Our reports, proxy statements, informational statements and other information can be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

     We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to our common stock being offered pursuant to this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits. For further information with respect to us and the common stock offered hereby, please refer to the registration statement and its exhibits.

     We maintain our internet website at www.interparfumsinc.com which is linked to the SEC Edgar database. Information contained in our website, other than reports filed with the SEC, is not a part of this prospectus. You can obtain through our website, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed with or furnished them to the SEC.

3,436,050 Shares

Inter Parfums, Inc.

Common Stock

P R O S P E C T U S

October 25, 2005

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